UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Profire Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

74316X 101
(CUSIP Number)

Harold Albert
Bay 12, 55 Alberta Ave.
Spruce Grove, Alberta, Canada T7X 3A6
(780) 960-5278
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications

August 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74316X 101

1.	Names of Reporting Persons, IRS Identification Nos. of above persons (entities only)
	Harold Albert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	Canada

Number of	7.	Sole Voting Power
Shares		15,450,000
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		15,450,000
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	15,450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	34%

14.	Type of Reporting Person (See Instructions)
	IN

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the Reporting Person.  This Amendment No. 1 amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on October 22, 2008 (the “Schedule 13D”).  Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer

Item 1 is hereby amended as follows:

This statement relates to the common stock, par value $.001, (“Common Stock”) of Profire Energy, Inc., (the “Issuer”) which has its principal executive offices at 321 South 1250 West, Suite 1, Lindon, Utah 84042.

Item 2.  Identity and Background

Item 2 is hereby amended as follows:

This Schedule 13D is being filed by Harold Albert (the “Reporting Person”).

The following information relates to the Reporting Person:

(a)	Name: Harold Albert

(b)	Business Address: Bay 12, 55 Alberta Ave., Spruce Grove, Canada T7X 3A6.

(c)	Present Principal Occupation: Chief Operating Officer and Director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: Canada

Item 4.  Purpose of Transaction

Item 4 is hereby amended as follows:

(a)
The Reporting Person sold 300,000 shares of Common Stock in a private transaction.  The Reporting Person may sell additional shares of Common Stock equal to an aggregate of up to one percent of the total outstanding shares of Common Stock of the Issuer within the next 90 days.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans or intentions that would result in or relate to any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)
As of the date hereof, the Reporting Person owns 15,450,000 shares, or 34% of the outstanding Common Stock of the Issuer, based upon the 45,000,000 shares outstanding as of June 14, 2013, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

(b)
The Reporting Person has the sole power to vote or direct the vote of all of the 15,450,000 shares; and has shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of all of the 15,450,000 shares; and has shared power to dispose or direct the disposition of 0 shares.

(c)	Other than as disclosed herein, during the past 60 days, the Reporting Person has not made any purchases of Common Stock of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2013	By:	/s/Harold Albert
Harold Albert

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